March 23, 2020

VIA EDGAR

Mr. Blaise Rhodes
Mr. Rufus Decker
Division of Corporate Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Papa John's International, Inc. Form 10-K for the Fiscal Year Ended December 29, 2019 Filed February 26, 2020 File No. 000-21660

Dear Messrs. Rhodes and Decker:

Papa John’s International, Inc. (the “Company”) received a comment letter from the U.S Securities and Exchange Commission (the “SEC”) dated March 16, 2020 in regard to the above referenced filing. The Company contacted the SEC staff to request an extension of time to respond beyond the period indicated in the letter, and was granted an extension to respond no later than April 13, 2020.

Please direct any comments or questions to me at (502) 261-4759.

Sincerely,
Papa John’s International, Inc.

/s/ Steve Coke

Steve Coke
VP, Investor Relations & Strategic Planning
(Interim principal financial and accounting officer)